

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2018

Jeffrey G. Lamothe
Chief Financial Officer
Aptevo Therapeutics Inc.
2401 4th Avenue, Suite 1050
Seattle, Washington 98121

> **Re: Aptevo Therapeutics Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 13, 2018**
> **File No. 001-37746**

Dear Mr. Lamothe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 9A. Controls and Procedures, page 84

1. We note that you filed an annual report for the prior fiscal year ended December 31, 2016, and the annual report for the fiscal year ended December 31, 2017 represents your second annual report since your registration statement on Form 10 went effective. As a result, pursuant to paragraph 1 of the Instructions to Item 308 of Regulation S-K, it appears you are required to comply with Item 308(a) of Regulation S-K. Please amend your Form 10-K to include management's report on your internal control over financial reporting, including management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2017, as required by Item 308(a) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules
Exhibits 31 and 32, page 91

2.	Together with your amended filing, please include the Exhibit 31 and Exhibit 32 certifications that should be dated as of the date you file the amendment, with the following revisions:

- In your exhibit 31 certifications (Section 302), include the internal control over financial reporting language within the introductory portion of paragraph 4, as well as paragraph 4(b), as stipulated in Item 601(b)(31) of Regulation S-K;
- In your exhibit 32.2 certification (Section 906), refer to the complete name of the company as referred to within your 10-K.

	In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Abe Friedman at 202-551-8298 or Mary Mast at 202-551-3613 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance